SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 240.13D-1(B), (C) and (D) and AMENDMENTS THERETO FILED
PURSUANT TO 240.13D-2

(Amendment No. )*

CONCHO RESOURCES INC.
(Name of Issuer)
Common Stock, par value $.001
(Title of Class of Securities)
20605P101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON YORKTOWN ENERGY PARTNERS VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		7,502,774

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,502,774

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,502,774 (1) (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Of these securities, 5,274 shares are held by W. Howard Keenan, Jr. for the benefit of Yorktown Energy Partners VI, L.P.
(3) Based on 75,750,730 shares of common stock issued and outstanding as of November 14, 2007 as disclosed by Concho Resources Inc. in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

Schedule 13G

CUSIP No.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON YORKTOWN VI COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		7,502,774

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,502,774

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,502,774 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Of these securities, 5,274 shares are held by W. Howard Keenan, Jr. for the benefit of Yorktown Energy Partners VI, L.P.
(3) Based on 75,750,730 shares of common stock issued and outstanding as of November 14, 2007 as disclosed by Concho Resources Inc. in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

Schedule 13G

CUSIP No.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON YORKTOWN VI ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		7,502,774

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,502,774

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,502,774 (1) (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.
(2) Of these securities, 5,274 shares are held by W. Howard Keenan, Jr. for the benefit of Yorktown Energy Partners VI, L.P.
(3) Based on 75,750,730 shares of common stock issued and outstanding as of November 14, 2007 as disclosed by Concho Resources Inc. in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

Item 1.
     (a) Name of issuer: Concho Resources Inc.
     (b) Address of issuer’s principal executive offices: One Ridgmar Centre, 550 West Texas Avenue, Suite 1300, Midland, Texas 79701
Item 2.
(a)	Name of person(s) filing:
     Yorktown Energy Partners VI, L.P., a Delaware limited partnership (“Yorktown”), Yorktown VI Company LP, a Delaware limited partnership and Yorktown VI Associates LLC, a Delaware limited liability company (the “LLC”).
(b)	Address of principal office: 410 Park Avenue, 19th Floor, New York, NY 10022

(c)	Citizenship: USA

(d)	Title of class of Securities: Common Stock, $.001 Par Value

(e)	CUSIP Number: 20605P101
Item 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box.
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 7,502,774

(b)	Percent of class: 9.9%

(c)	Number of shares as to which each person has:
     As of December 31, 2007, Yorktown owned 7,502,774 shares of common stock, representing 9.9% of Concho Resources Inc.’s (“Concho”) outstanding shares of common stock (based on 75,750,730 shares of common stock issued and outstanding as of November 14, 2007 as disclosed by Concho in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007). Yorktown’s ultimate general partner, the LLC, has the sole voting power and sole disposition power with respect to the shares of common stock owned by Yorktown. Of these securities, 5,274 shares are held by W. Howard Keenan, Jr. for the benefit of Yorktown Energy Partners VI, L.P.

Item 5.	Ownership of Five Percent or Less of a Class
     Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     Not applicable

Item 8.	Identification and Classification of Members of the Group
     Not applicable

Item 9.	Notice of Dissolution of Group
     Not applicable

Item 10.	Certification

     By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008

YORKTOWN ENERGY PARTNERS VI, L.P.
By:	Yorktown VI Company LP,
Its General Partner

By:	Yorktown VI Associates LLC,
Its General Partner

By:	/s/ W. Howard Keenan, Jr.
	Name:	W. Howard Keenan, Jr.
	Title:	Managing Member

YORKTOWN VI COMPANY LP
By:	Yorktown VI Associates LLC,
Its General Partner

By:	/s/ W. Howard Keenan, Jr.
	Name:	W. Howard Keenan, Jr.
	Title:	Managing Member

YORKTOWN VI ASSOCIATES LLC
By:	/s/ W. Howard Keenan, Jr.
	Name:	W. Howard Keenan, Jr.
	Title:	Managing Member

INDEX TO EXHIBITS
Exhibit
1.	Joint Filing Agreement dated February 13, 2008